# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105201
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 12/23/2025
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road, Binjiang District, Hangzhou, China (F4), 3100 51, 86 (571) 2809 8282

## Reporting persons
- Eric Li (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 72,799,747; shared voting power 0; sole dispositive power 63,831,976; shared dispositive power 0; aggregate amount beneficially owned 63,831,976 (69% of the class)
- Volvo Car Corporation (CIK 0001936654): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 12,677,431; shared voting power 0; sole dispositive power 12,677,431; shared dispositive power 0; aggregate amount beneficially owned 12,677,431 (13.7% of the class)
- PSD Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (36.7% of the class)
- PSD Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (36.7% of the class)
- Snita Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), other (OO); sole voting power 12,677,431; shared voting power 0; sole dispositive power 12,677,431; shared dispositive power 0; aggregate amount beneficially owned 12,677,431 (13.7% of the class)
- Volvo Car AB (CIK 0001899294): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 12,677,431; shared voting power 0; sole dispositive power 0; shared dispositive power 12,677,431; aggregate amount beneficially owned 12,677,431 (13.7% of the class)
- Geely Sweden Holdings AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (32.3% of the class)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (32.3% of the class)
- Beijing Geely Wanyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (32.3% of the class)
- Beijing Geely Kaisheng International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (32.3% of the class)
- Zhejiang Geely Holding Group Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (32.3% of the class)
- Geely Sweden Automotive Investment B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC), other (OO); sole voting power 16,738,542; shared voting power 0; sole dispositive power 16,738,542; shared dispositive power 0; aggregate amount beneficially owned 16,738,542 (18.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Comment: This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the "Statement"), relating to Class A ordinary shares, par value $0.01 per share (the "Class A Shares"), of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

GSAI AB Term Loan Facility

On December 16, 2025, the Issuer, as borrower, entered into a credit agreement in relation to a USD 600,000,000 term loan facility (the "Term Loan Facility") with Geely Sweden Automotive Investment AB, as original lender and agent ("GSAI AB"). GSAI AB is a wholly owned subsidiary of Geely Sweden Holdings AB ("Geely Sweden"), the parent company of Volvo Car AB. The first USD 300,000,000 of the Term Loan Facility is committed and the second USD 300,000,000 is uncommitted and therefore available only with lender consent.

The Term Loan Facility consists of a term loan denominated in U.S. dollars available for general corporate purposes. The Term Loan Facility is available for utilization until March 31, 2026 and is required to be repaid on the Termination Date (as defined in the Term Loan Facility) falling six months from the Utilization Date (as defined in the Term Loan Facility), subject to GSAI AB exercising an option to convert all or part of the loan and accrued interest into shares of the Issuer at an equity conversion price calculated based on an average closing price as reported by NASDAQ for the Class A American Depositary Shares of the Borrower over the 5 trading days immediately preceding the date of the Equity Conversion Exercise Notice (as defined in the Term Loan Facility).

GSAI AB's right to utilize the option to convert the Term Loan Facility is subject to various regulatory approvals. As such, neither GSAI AB nor any other Reporting Person is presently deemed to beneficially own the shares issuable upon conversion of the Term Loan Facility.

The Issuer's obligations under the Term Loan Facility are not guaranteed or secured. The Term Loan Facility contains customary negative covenants, including, but not limited to, restrictions on the Issuer's ability to make certain acquisitions, loans and guarantees. The Term Loan Facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management.

As promptly as practicable following the Equity Conversion Date (as defined in the Term Loan Facility), the Issuer and GSAI AB will enter into a registration rights agreement that is, in form and substance, similar to the registration rights agreement dated September 27, 2021, as later amended, among the Issuer and other parties (the "Registration Rights Agreement"). The Issuer has agreed to include any Conversion Shares issued to GSAI AB pursuant to exercise of the Conversion Right pursuant to the Term loan Facility in the definition of "Registrable Securities" in the Registration Rights Agreement. The Issuer has agreed, within 90 days following the Equity Conversion Date, to file a new shelf registration statement on Form F-3 in view of registering the resale of any Conversion Shares and cause such registration statement to become effective as soon as practicable after such filing.

The foregoing description of the Term Loan Facility does not purport to be complete, and is qualified in their entirety by reference to the Term Loan Facility, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Closing of PIPE

On December 23, 2025, the previously disclosed PIPE transaction closed.

Put Options

On December 26, 2025, PSD Investment Limited entered into two put option arrangements (collectively, the "Relevant Put Options") with Geely Sweden Automotive Investment AB, on terms substantially similar to the previously disclosed Put Options respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

The percentages of beneficial ownership set forth herein are based on 91,507,722 Class A ADSs and (ii) 996,419 Class B ADSs, issued and outstanding as of December 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

The Reporting Persons have not effected any transactions in the Issuer's Shares since Amendment No. 8.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Relevant Put Options and is incorporated herein by reference. A copy of the form of a substantially similar agreement was previously filed as an exhibit to Amendment No. 8 and incorporated herein by reference.

Item 4 above also summarizes certain provisions of the Term Loan Facility, and is incorporated herein by reference. A copy of the Term Loan Facility is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 7: GSAI AB Polestar Facilities Agreement dated December 16, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 16, 2025).

## Signatures
- Eric Li: /s/ Eric Li, Eric Li (Shufu Li) (12/30/2025)
- Volvo Car Corporation: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (12/30/2025)
- Volvo Car Corporation: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (12/30/2025)
- PSD Investment Limited: /s/ Shufu Li, Shufu Li, Sole Director (12/30/2025)
- PSD Capital Limited: /s/ Shufu Li, Shufu Li, Sole Director (12/30/2025)
- Snita Holding B.V.: /s/ Fredrik Hansson, Fredrik Hansson, Authorized Signatory (12/30/2025)
- Snita Holding B.V.: /s/ Helen Hu, Helen Hu, Director (12/30/2025)
- Volvo Car AB: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (12/30/2025)
- Volvo Car AB: /s/ Helen Hu, Helen Hu, Director (12/30/2025)
- Geely Sweden Holdings AB: /s/ Shufu Li, Shufu Li, Director (12/30/2025)
- Geely Sweden Holdings AB: /s/ Donghui Li, Donghui Li, Director (12/30/2025)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (12/30/2025)
- Beijing Geely Wanyuan International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (12/30/2025)
- Beijing Geely Kaisheng International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (12/30/2025)
- Zhejiang Geely Holding Group Company Limited: /s/ Donghui Li, Donghui Li, Legal Representative & Director (12/30/2025)
- Geely Sweden Automotive Investment B.V.: /s/ Per Ansgar, Per Ansgar, Director (12/30/2025)
- Geely Sweden Automotive Investment B.V.: /s/ Quan Zhang, Quan Zhang, Director (12/30/2025)